

July 18, 2012

<u>Via E-mail</u>
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Blvd., #155
Los Angeles, California 90067

> **Re: Giggles N Hugs, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed July 2, 2012**
> **File No. 000-53948**

Dear Mr. Parsi:

We have reviewed your response dated July 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form 8-K filed July 2, 2012</u>

<u>Liquidity and Capital Resources, page 14</u>

<u>Operating Plan, page 15</u>

1. Please revise to explain what you mean by "better marketing" on page 15.

Certain Relationships and Related Transactions, and Director Independence, page 20

Transactions with Related Persons, page 20

2. We note your response to our prior comment 14. Please revise the first paragraph to provide the disclosure for the year ended December 31, 2011.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 20

Market Information, page 20

3. We note your response to our prior comment 18. We also note that the substantially similar table provided on page 14 of your most recent annual report on Form 10-K includes a different set of information regarding bid price. Please reconcile or explain the inconsistency.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Donald J. Stoecklein
        Stoecklein Law Group